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Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(for the year ended December 31, in millions, except ratios)	2008	2007	2006	2005	2004
Income from continuing operations before income taxes and minority interest	$3,716	$6,216	$5,725	$2,671	$946
Interest	370	346	324	286	236
Portion of rentals deemed to be interest	80	79	78	72	68

Income available for fixed charges	$4,166	$6,641	$6,127	$3,029	$1,250

Fixed charges:
Interest	$370	$346	$324	$286	$236
Portion of rentals deemed to be interest	80	79	78	72	68

Total fixed charges	450	425	402	358	304
Preferred stock dividend requirements	5	6	8	9	8

Total fixed charges and preferred stock dividend requirements	$455	$431	$410	$367	$312

Ratio of earnings to fixed charges	9.26	15.64	15.24	8.46	4.11

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	9.15	15.41	14.96	8.25	4.01

        Data for the years 2005 through 2008 reflect results of the Company for the years ended December 31, 2008, 2007, 2006 and 2005. Data for the year ended December 31, 2004 reflects information for TPC for the period January 1, 2004 through March 31, 2004, and for the Company for the nine-month period from the merger date of April 1, 2004 through December 31, 2004.

        The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.

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  Exhibit 12.1